[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

July 14, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions –

Uncommon Values Trust, 2015 Series and

Uncommon Values Growth & Income Series, 2015 (the “Trust”)

Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)

File No. 333-203989

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on May 8, 2015, as amended by Amendment No. 1 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.                                      Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS –

UNCOMMON VALUES TRUST, 2015 SERIES AND

UNCOMMON VALUES GROWTH & INCOME SERIES, 2015

By:	Morgan Stanley Smith Barney LLC, Depositor

	By:	/s/ SCOTT RICHARDSON
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS —

UNCOMMON VALUES TRUST, 2015 SERIES AND

UNCOMMON VALUES GROWTH & INCOME SERIES, 2015

The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 on July 14, 2015.  An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page.  The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.  Certain other language has been revised to reflect that each of the two underlying portfolios has its own “Investment Summary-Investment Concept and Selection Process” section.

The “Investment Summary” and “Summary of Essential Information” sections have been revised from a combined presentation format to one in which the information relevant to each of the two underlying portfolios is presented in separate corresponding “Investment Summary” and “Summary of Essential Information” sections.  Each “Investment Summary - Principal Risk Factors” subsection has also been revised to reflect updated economic sector risk disclosure.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed with respect to each portfolio in the Prospectus.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statements of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized with respect to each portfolio in the Prospectus.

Various subsections under the “Description of the Trusts”, “Risk Factors”, “Public Sale of Units”, “Expenses and Charges” and “Administration of the Trusts” sections have been revised to reflect that certain information concerning the two separate portfolios is now presented separately, rather than in a combined format.

The “Risk Factors” section has been updated to include a number of economic sector risk disclosures which correspond to the primary economic sectors represented in each of the underlying portfolios.

Back Cover Page.  The trust’s Securities Act of 1933 file number has been inserted and the table of contents has been updated.